
10016051

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

**NEWS RELEASE 10-06**

**JULY 20, 2010**
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

SUPPL

## Manson Creek Provides Exploration Update on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on its Virgin Arm gold project, Newfoundland. The Company has been approved by the Newfoundland and Labrador Government for a Junior Exploration Assistance grant which will return to the Company 50% of Eligible costs of the spring trenching program up to a maximum of $45,556. Money returned, as a result of this program will be used for further exploration work on the Virgin Arm gold prospect.

Manson Creek is also finalizing the details of a ground magnetic geophysical survey, expected to commence around the end of the month on the Virgin Arm project. This 35 line kilometer survey will provide important structural and lithological information that will aid in prioritizing exploration targets as the Company progresses the project to the drill stage.

Mechanized trenching with systematic, continuous rock saw cut channel samples and geological mapping has discovered a significantly mineralized, previously unknown, gold system on the Virgin Arm property. Gold mineralization has been found over 3.7 kilometers in three zones, Hank, Homer, and Barney. Each of these zones is an excellent target for significant new gold resources. High grade gold values to 10.07 grams per tonne (g/t) were found to be hosted within zones of lower grade gold mineralization that are targets for potentially bulk minable gold deposits. Nine trenches were completed in the course of the program with mineralization remaining open along strike and to depth in each of the zones.

A compilation of historic geochemical data has outlined an unexplained 1.9 kilometer long gold+/-arsenic in soils anomaly. This zone is sub-parallel to the Hank zone which returned the highest gold assay from the spring program of 10.07 g/t over 1.12 meters and was hosted within a broader zone of 3.44 g/t over 3.50 meters.

The Company is extremely pleased with the results of the first trenching program on the road accessible Virgin Arm gold property. It clearly demonstrated that a widespread, previously unrecognized, gold system is present and that there is an excellent potential for the discovery of a large, bulk tonnage style gold mineralized system

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director


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The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

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